As filed with the Securities and Exchange Commission on February 17, 2004

Registration No. 333-109974

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CONSOL ENERGY INC.

(Exact name of registrant as specified in its charter)

Delaware	51-0337383
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Consol Plaza

1800 Washington Road

Pittsburgh, PA 15241-1421

(412) 831-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen E. Williams, Esq.

Vice President - General Counsel

CONSOL Energy Inc.

Consol Plaza

1800 Washington Road

Pittsburgh, PA 15241-1421

(412) 831-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Steven L. Wasserman, Esq.

Piper Rudnick LLP

1251 Avenue of the Americas

New York, New York 10020

(212) 835-6000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, par value $.01 per share	52,374,425	$21.80(1)	$1,141,762,465	$92,369(1)(2)

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low prices per share of our common stock, as reported on the New York Stock Exchange, on October 20, 2003.
(2)	Registration fee paid in connection with the initial filing of this Registration Statement on Form S-3, filed October 24, 2003 (File No. 333-109974) pursuant to which an aggregate registration fee of $121,686 was paid with respect to the proposed registration of 68,997,357 shares of our common stock. By this amendment we are reducing the number of shares reported pursuant to this Registration Statement by 16,622,932.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file an amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in the Prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated February 17, 2004

PRELIMINARY PROSPECTUS

CONSOL ENERGY INC.

52,374,425 shares of common stock

We are furnishing this document to allow the selling stockholders identified in this prospectus to sell up to an aggregate of 52,374,425 shares of our common stock. The selling stockholders may sell these shares from time to time in underwritten offerings, in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions.

We will not receive any of the proceeds from the sale of the shares by the selling stockholders. The selling stockholders will pay all brokers’ or underwriters’ discounts and commissions, transfer taxes, and fees and disbursements of any counsel to the selling stockholders, if any.

Our common stock is listed on the New York Stock Exchange under the symbol “CNX”. On February 13, 2004, the last reported sales price of our common stock as reported on the New York Stock Exchange was $ 23.85 per share.

We urge you to read carefully the “ Risk Factors” section beginning on page 2 where we describe specific risks associated with an investment in our company and these securities before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February     , 2004

i

PROSPECTUS SUMMARY

You should read the entire prospectus, including the information set forth in “Risk Factors,” and all the information incorporated by reference, before making an investment decision.

CONSOL Energy

We are a multi-fuel energy producer and energy provider which primarily serves the electric power generation industry in the United States. That industry generates approximately two-thirds of its output by burning coal or gas, the two fuels we produce. We primarily produce bituminous coal from 20 mining complexes in the United States. Bituminous coal is the most common type of coal and has a moisture content less than 20% by weight and heating value of 10,500 to 14,000 British thermal units (Btu) per pound. Our coal generally has a high Btu content which creates more energy per unit when burned than coals with lesser Btu content. As a result, coals with greater Btu content can be more efficient to use. Energy content is commonly expressed in Btu, the amount of energy required to heat one pound of pure water by one degree Fahrenheit at one atmosphere pressure. We also produce pipeline-quality coalbed methane gas primarily from our coal properties in Virginia. We believe that the use of coal and gas to generate electricity will grow as demand for power increases. For the twelve months ended December 31, 2003, our coal operations accounted for approximately 84% of our revenues, our gas operations accounted for 10% of our revenues and our other operations accounted for approximately 6% of our revenues.

Historically, we rank among the largest coal producers in the United States based upon total production, revenue, net income and operating cash flow. Our total production, including our portion of production from equity affiliates for the twelve months ended December 31, 2003, was 60 million tons. Our production of 60 million tons of coal in the twelve months ended December 31, 2003, accounted for approximately 5% of the total tons produced in the United States and 12% of the total tons produced east of the Mississippi River during that year. We are one of the premier coal producers in the United States by several measures:

•	We mine more high-Btu bituminous coal than any other United States producer;

•	We are the largest coal producer, in terms of tons produced, east of the Mississippi River;

•	We export more coal from the United States than any other coal producer or trading company;

•	We have the second largest amount of recoverable coal reserves among United States coal producers; and

•	We are the largest United States producer of coal from underground mines.

We also operate a large coalbed methane gas company based on both its proved reserves and its current daily production. Our industry position is highlighted by several measures:

•	We possess a large coalbed methane reserve base with 1.0 trillion cubic feet of net proved reserves of gas;

•	We currently have 146 million cubic feet of average daily coalbed methane gas production;

•	We operate more than 1,500 wells connected by approximately 800 miles of gathering lines and associated infrastructure; and

•	Our facilities have the capacity to transport 250 million cubic feet of gas per day.

CONSOL Energy was organized as a Delaware corporation in 1991 and is currently a holding company for 60 direct and indirect subsidiaries. Our address is CONSOL Plaza, 1800 Washington Road, Pittsburgh, Pennsylvania 15241-1421 and our telephone number is (412) 831-4000.

RISK FACTORS

Investing in our securities will be subject to risks, including risks inherent in our business. The value of your investment may decline and could result in a loss. You should carefully consider the following factors as well as other information contained and incorporated by reference in this prospectus before deciding to invest in our securities.

We have a significant amount of debt compared to our stockholders’ equity, which limits our flexibility, imposes restrictions on us and could hinder our ability to compete and meet future capital and liquidity needs.

We are highly leveraged. At December 31, 2003, we had outstanding approximately $564 million in aggregate principal amount of indebtedness, including capital leases, and total stockholders’ equity of $287 million. We have become highly leveraged as a result of our policy of paying dividends. Since 1992, we have paid dividends aggregating $1.2 billion, approximately the amount of our aggregate net income for the same period.

The degree to which we are leveraged could have important consequences to us, including the following:

•	a substantial portion of our cash flow must be used to pay interest on our indebtedness and therefore is not available for use in our business;

•	our high degree of indebtedness increases our vulnerability to changes in general economic and industry conditions;

•	our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or other purposes could be impaired;

•	because some of our borrowings are short-term or at variable rates of interest, we are vulnerable to interest rate fluctuations, which could result in us incurring higher interest expenses if interest rates increase; and

•	our failure to comply with covenants and restrictions contained in the terms of our borrowings could lead to a default which could cause all or a significant portion of our debt to become immediately payable.

Stockholders’ equity was reduced by comprehensive losses of approximately $9 million in 2003, $56 million in 2002 and $37 million in 2001. These losses relate primarily to the recognition of a minimum pension liability as a result of the negative return on plan assets for non-contributory defined benefit retirement plans covering substantially all employees not covered by multi-employer retirement plans. Our minimum pension liability generally is calculated annually and reflects a number of factors including conditions in the stock markets and interest rates. We cannot predict whether we will be required to recognize such losses in the future. Further comprehensive losses would reduce our stockholders’ equity and possibly preclude us from paying dividends, which likely would adversely affect our stock price. For these and other reasons, we may not pay dividends at the same levels as in recent periods or at all.

We reported losses in recent periods and we may incur losses in future periods.

We reported a net loss of $11.8 million in the twelve months ended December 31, 2003. Although we reported net income for each of the twelve months ended December 31, 2002, the six months ended December 31, 2001 and the twelve months ended June 30, 2001, net income was attributable to income tax benefits in the periods ended December 31, 2002 and 2001 and benefited substantially from an export sales excise tax resolution in the twelve months ended June 30, 2001. For the twelve months ended December 31, 2003 and 2002 and the six months ended December 31, 2001, we incurred losses before income tax benefits of $33.5 million, $40.4 million and $19.6 million, respectively. Our results reflect a number of factors in each period. For example, a decrease in tons of coal produced and tons of coal sold as a result of higher than usual customer inventory levels, decreased average sales price for gas in the industrial sector and lower demand for gas during the 2001-2002 winter heating season resulted in high levels of gas storage. During the fourth quarter of 2003, results were adversely affected by production problems at a number of mines. These and other conditions, including conditions beyond our control, could continue to affect our business, and we may incur losses in the future.

If we determine that some or all of our deferred tax assets will not be realized then we will need to reduce our deferred tax assets which could materially reduce our operating results and stockholders’ equity and possibly preclude dividend payments.

We account for our income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. Statement of Financial Accounting Standard No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized. At December 31, 2003, we had deferred tax assets in excess of deferred tax liabilities of approximately $531 million. The deferred tax assets are evaluated periodically to determine if a valuation allowance is necessary. Realization of our deferred tax assets is principally dependent upon our achievement of projected future coal and non-coal mining taxable income. Our judgments regarding future profitability may change due to future market conditions, our ability to continue to successfully execute our business strategy and other factors. These changes, if any, may require possible valuation allowances to be recognized. These allowances could materially reduce our operating results and stockholders’ equity and possibly preclude dividend payments, which likely would adversely affect the price of our common stock.

We may need substantial additional financing in order for us to fund our operations, capital expenditures and to meet other obligations.

We have announced that we will incur approximately $340 million to $364 million for capital expenditures during 2004 for maintenance of production and expansion projects. We, along with other participants in the coal industry, have been informed by insurance companies that we no longer will provide surety bonds for workers’ compensation and other post employment benefits without collateral. As a result, we have satisfied these obligations by providing letters of credit or other assurances of payment. However, the issuance of letters of credit under our bank credit facilities reduces amounts that we can borrow under our bank credit facilities for other purposes, including to fund operations and capital expenditures. Cash generated by operations may not be sufficient to fund our currently planned capital expenditures and to provide the collateral necessary to meet workers’ compensation and other post employment benefits performance obligations. For these and other reasons, we may need substantial additional financing. We cannot be certain that we will be able to raise additional financing, as required, or that any financing, if available, will be on terms acceptable to us. Debt financing would increase our interest expense, reducing operating results, and could include covenants that are more restrictive than those in our current financings, including limitations on the payment of dividends and on the incurrence of additional debt. The issuance of additional equity could be dilutive to our existing stockholders. If we cannot obtain financing, it could reduce capital expenditures, particularly for expansion projects. Such a reduction in spending for these projects, however, could adversely affect future performance.

We may be unable to comply with restrictions imposed by our senior credit facility which could result in a default under these agreements.

Our senior credit facility imposes a number of restrictions on us. A failure to comply with these restrictions could adversely affect our ability to borrow under our senior credit facility or result in an event of default under these agreements and our other debt. Our senior credit facility contains financial and other covenants that create limitations on our ability to, among other things, borrow the full amount under our senior credit facility or incur additional debt, and requires us to maintain various financial ratios and comply with various other financial covenants. These financial covenants include a funded debt ratio that requires us to maintain a ratio of total indebtedness for borrowed money as of the last day of each quarter to total earnings before interest, taxes, depreciation and amortization and excluding any extraordinary gains or losses for the four quarters ended on that date of not more than 3.5 to 1 and a ratio for the last four consecutive quarters of total earnings before interest, taxes, depreciation and amortization and excluding any extraordinary gains or losses to total interest payable (including amortization of debt discount) on indebtedness for borrowed money of not less than 4.5 to 1. A covenant also limits capital expenditures to $455 million for the fiscal year ending December 31, 2004 and $470 million for the fiscal year ending December 31, 2005. Our ability to comply with these restrictions depends upon our operating results, which recently have deteriorated from earlier periods, and we may be unable to comply with these covenants and other restrictions in our senior credit facility. In the event of a default, our lenders could terminate their commitments to us and declare all amounts borrowed, together with accrued interest and fees, immediately due and payable. If this were to occur, we might not be able to pay these amounts or we might be forced to seek an amendment to our debt agreements which could make the terms of these agreements more onerous for us. Failure to comply with these restrictions, even if waived by our bank lenders, also could adversely affect our credit ratings, which could increase the costs of debt financings to us and impair our ability to obtain additional debt financing.

Our credit ratings have recently been downgraded to a sub-investment grade rating, which could adversely affect our costs and expenses.

In December 2003, Standard and Poor’s classed our long-term debt as BB- (13th lowest out of 22 rating categories). The rating indicates that an obligor faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The negative sign shows relative standing within the rating category. At the same time, Standard and Poor’s placed our senior unsecured debt rating on credit watch with negative implications.

In December 2003, Moody’s Investor Service classed our long-term debt as Ba3 (13th lowest out of 21 rating categories). The rating remains under review for possible further downgrade. Bonds that are rated Ba are considered to have speculative elements; their future cannot be considered as well-assured. The protection of interest and principal payments on debt rated Ba is considered moderate, and thereby not well safeguarded during both good and bad times over time. Uncertainty of ability to repay characterizes bonds in this class. The modifier 3 indicates that the obligation ranks in the lower end of its generic rating category.

The downgrading of our credit ratings could adversely affect our ability to borrow and result in more restrictive borrowing terms, including increased borrowing costs, more restrictive covenants and the extension of less open credit. This in turn could affect our operational flexibility.

The SEC has informed us that it is conducting an inquiry regarding certain matters, which may include allegations contained in an anonymous letter that certain directors and senior executive officers have misappropriated corporate funds and other assets and engaged in other illegal or inappropriate activities.

We received a copy of an anonymous letter addressed to the SEC and delivered to our independent auditors, PricewaterhouseCoopers LLP. The letter contains numerous allegations including assertions that certain directors and senior executive officers have misappropriated corporate funds and other assets and engaged in other illegal or inappropriate activities. We have been informed that the SEC commenced an informal, non-public inquiry in October 2003 regarding certain matters, which may be related to the anonymous letter. If the SEC determined to bring action against us, it could have a material adverse effect upon us, our financial statements and the value of our common stock.

We may not be able to maintain our competitive position because coal and gas markets are highly competitive and are affected by factors beyond our control.

We compete with coal producers in various regions of the United States for domestic sales, and it competes both with domestic and foreign coal producers for sales in international markets. Demand for our coal by our principal customers is affected by the price of competing coal and alternative fuel supplies, including nuclear, natural gas, oil and renewable energy sources, such as hydroelectric power. We sell coal to foreign electricity generators and to the more specialized metallurgical coal market, both of which are significantly affected by international demand and competition.

A significant decline in the prices we receive for our coal and gas could adversely affect the our operating results and cash flows.

Our results of operations are highly dependent upon the prices we receive for our coal and gas, which are closely linked to consumption patterns of the electric generation industry and certain industrial and residential patterns where gas is the principal fuel. Extended or substantial price declines for coal or gas would adversely affect our operating results for future periods and our ability to generate cash flows necessary to improve productivity and expand operations. For example, in 1998, 1999 and 2001, demand for coal decreased because of the warm winters in the northeastern United States. This resulted in increased inventories that caused pricing decreases. Natural gas prices have been volatile.

We may not be able to produce sufficient amounts of coal to fulfill our customers’ requirements, which could harm our customer relationships.

We may not be able to produce sufficient amounts of coal to meet customer demand, including amounts that we are required to deliver under long-term contracts. Our inability to satisfy our contractual obligations could result in our customers initiating claims against us. Our inability to satisfy demand could otherwise harm our relationships with our customers.

If the coal or gas industry experiences overcapacity in the future, our profitability could be impaired.

During the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in added production capacity throughout the industry, all of which led to increased competition and lower coal prices. Increases in coal prices similarly could encourage the development of expanded capacity by new or existing coal producers. Any overcapacity could reduce coal prices in the future. Increased prices for gas typically stimulate additional exploration and often result in additional supplies brought to market. Increased gas supply could reduce gas prices in the future.

If customers do not extend existing contracts or enter into new long-term contracts for coal, the stability and profitability of our operations could be affected.

During the twelve months ended December 31, 2003, approximately 95% of the coal we produced was sold under contracts with terms of one year or more. If a substantial portion of our long-term contracts are modified or terminated, we would be adversely affected if we are unable to replace them or if our new contracts were not at the same level of profitability. The profitability of our long-term coal supply contracts depends on a variety of factors, which vary from contract to contract and fluctuate during the contract term, and includes our production costs and other factors. Price changes, if any, provided in long-term supply contracts are not intended to reflect our cost increases, and therefore increases in our costs may reduce our profit margins. In addition, in periods of declining market prices, provisions for adjustment or renegotiation of prices and other provisions may increase our exposure to short-term coal price volatility. As a result, we may not be able to obtain long-term agreements at favorable prices (compared to either market conditions, as they may change from time to time, or our cost structure) and long-term contracts may not contribute to our profitability.

We depend on two customers for a significant portion of our revenues and the loss of either one of these customers could adversely affect us.

During the twelve months ended December 31, 2003, two customers accounted for approximately 21% of our total revenue and one customer, Allegheny Energy, alone accounted for approximately 14% of our total revenue. Our business and operating results could be adversely affected if either one of these customers does not continue to purchase the same amount of coal or gas as it has purchased from us in the past or on terms, including pricing, it has under existing agreements.

Some of our long-term contracts require us to supply all of our customers’ coal needs. If these customers’ coal requirements decline, our operating results may be adversely affected.

We have requirements contracts with certain customers which require us to supply all of those customers’ coal needs but allow the customers to defer or vary the amount of coal that they accept. For example, during 2002, the reduction in the amount required by certain of these customers contributed to the reduction in our earnings when we could not find alternative customers at the same price and volume levels. If these or other customers with requirements contracts need less coal in the future, it could adversely affect our operating results.

The creditworthiness of our customer base has declined.

Our ability to receive payment for coal or gas sold depends on the creditworthiness of our customers. In general, the creditworthiness of our customers has declined. If this trend were to continue, the number of customers with acceptable credit profiles could decline. The bankruptcy of a customer could result in a loss of revenue for coal or gas already shipped, or in adverse changes to our sales contracts being imposed by the courts.

We may not be able to accomplish acquisitions effectively, which requires us to outbid competitors, obtain financing on acceptable terms and integrate acquired operations.

The energy industry is a rapidly consolidating industry, with many companies seeking to consummate acquisitions and increase their market share. In this environment, we compete and will continue to compete with many other buyers for acquisitions. Some of those competitors may be able to outbid us for acquisitions because they have greater financial resources. As a result of these and other factors, future acquisitions may not be available to us on attractive terms. Our ability to consummate any acquisition will be subject to various conditions, including the negotiation of satisfactory agreements and obtaining necessary regulatory approvals and financing. Once any acquisition is completed, we may not be able to achieve expected operating benefits through cost reductions, increased efficiency and integration with our existing operations. As a result, our operating results may be adversely affected.

Disputes with our customers concerning contracts can result in litigation, which could result in our paying substantial damages or incurring loss of revenues.

From time to time, we have disputes with our customers over the provisions of long-term contracts relating to, among other things, coal quality, pricing and quantity. We may not be able to resolve any future disputes in a satisfactory manner, which could result in us paying substantial damages or suffering reduced revenues.

Coal mining is subject to conditions or events beyond our control, which could cause our quarterly or annual results to deteriorate.

Our coal mining operations are predominantly underground mines. These mines are subject to conditions or events beyond our control that could disrupt operations, affect production and the cost of mining at particular mines for varying lengths of time and have a significant impact on our operating results. These conditions or events have included:

•	variations in thickness of the layer, or seam, of coal;

•	amounts of rock and other natural materials intruding into the coal seam and other geological conditions;

•	equipment failures or repair;

•	fires and other accidents; and

•	weather conditions.

We face numerous uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.

There are numerous uncertainties inherent in estimating quantities and values of economically recoverable coal reserves, including many factors beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Information about our reserves consists of estimates based on engineering, economic and geological data assembled and analyzed by our staff. None of our coal reserve estimates has been reviewed by independent experts.

Some of the factors and assumptions which impact economically recoverable reserve estimates include:

•	geological conditions;

•	historical production from the area compared with production from other producing areas;

•	the assumed effects of regulations and taxes by governmental agencies;

•	assumptions governing future prices; and

•	future operating costs.

Each of these factors may in fact vary considerably from the assumptions used in estimating reserves. For these reasons, estimates of the economically recoverable quantities of coal attributable to a particular group of properties, and classifications of these reserves based on risk of recovery and estimates of future net cash flows, may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and these variances may be material. As a result, our estimates may not accurately reflect our actual reserves.

The exploration for, and production of, gas is an uncertain process with many risks.

The exploration for and production of gas involves numerous risks. The cost of drilling, completing and operating wells for coalbed methane or other gas is often uncertain, and a number of factors can delay or prevent drilling operations or production, including:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or repairs;

•	fires or other accidents;

•	adverse weather conditions;

•	pipeline ruptures or spills; and

•	shortages or delays in the availability of drilling rigs and the delivery of equipment.

Our future drilling activities may not be successful, and we cannot be sure that our drilling success rates will not decline. Unsuccessful drilling activities could result in higher costs without any corresponding revenues. Also, we may not be able to obtain any options or lease rights in potential drilling locations that we identify which, among other things, could prevent us from producing gas at potential drilling locations.

The coal beds from which we produce methane gas frequently contain water which may hamper our ability to produce gas in commercial quantities.

The amount of coalbed methane that can be commercially produced depends upon the coal quality, the original gas content of the coal seam, the thickness of the seam, the reservoir pressure, the rate at which gas is released from the coal, and the existence of any natural fractures through which the gas can flow to the well bore. However, coal beds frequently contain water that must be removed in order for the gas to detach from the coal and flow to the well bore. Our ability to remove and dispose of sufficient quantities of water from the coal seam will determine whether or not we can produce gas in commercial quantities.

Disruption of rail, barge and other systems which deliver our coal, or of pipeline systems which deliver our gas, or increase in transportation costs could make our coal or gas less competitive.

Coal producers depend upon rail, barge, trucking, overland conveyor and other systems to provide access to markets. Disruption of transportation services because of weather-related problems, strikes, lock-outs or other events could temporarily impair our ability to supply coal to customers and adversely affect our profitability. Transportation costs represent a significant portion of the delivered cost of coal and, as a result, the cost of delivery is a critical factor in a customer’s purchasing decision. Increases in transportation costs could make our coal less competitive.

The marketability of our gas production partly depends on the availability, proximity and capacity of pipeline systems owned by third parties. Unexpected changes in access to pipelines could adversely affect the our operations.

Government laws, regulations and other legal requirements relating to protection of the environment and health and safety matters increase our costs of doing business and may restrict our operations.

We are subject to laws, regulations and other legal requirements enacted or adopted by federal, state and local, as well as foreign, authorities relating to protection of the environment and health and safety matters, including those legal requirements that govern discharges of substances into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, groundwater quality and availability, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed and control of surface subsidence from underground mining. Complying with these requirements, including the terms of our permits, has had, and will continue to have, a significant effect on our costs of operations and competitive position. In addition, we could incur substantial costs, including clean up costs, fines and civil or criminal sanctions and third party damage claims for personal injury, property damage, wrongful death, or exposure to hazardous substances, as a result of violations of or liabilities under environmental laws.

For example, we incur and will continue to incur significant costs associated with the investigation and remediation of environmental contamination under the federal Comprehensive Environmental Response, Compensation, and Liability Act (Superfund) and similar state statutes and has been named as a potentially responsible party at Superfund sites in the past. Our costs for these matters, which currently relate predominantly to one site, could exceed our current accruals, which were $2.7 million at December 31, 2003. To date, we have spent $2.3 million for remediation of this waste disposal site and related expenses. The discovery of additional contaminants or the imposition of additional clean-up obligations or other liabilities could result in substantially greater costs than we have estimated.

We must obtain governmental permits and approvals for mining operations, which can be a costly and time consuming process and result in restrictions on our operations.

Regulatory authorities exercise considerable discretion in the timing and scope of permit issuance. Requirements imposed by these authorities may be costly and time consuming and may result in delays in the commencement or continuation of exploration or production operations. For example, we often are required to prepare and present to federal, state and local authorities data pertaining to the effect or impact that proposed exploration for or production of coal may have on the environment. Further, the public may comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits we need may not be issued, or if issued, may not be issued in a timely fashion, or may involve requirements which restrict our ability to conduct our mining operations or to do so profitably.

The characteristics of coal may make it difficult for coal users to comply with various environmental standards related to coal combustion. As a result, they may switch to other fuels, which would affect the volume of our sales.

Coal contains impurities, including sulfur, mercury, chlorine and other elements or compounds, many of which are released into the air when coal is burned. Stricter environmental regulations of emissions from coal-fired electric generating plants could increase the costs of using coal thereby reducing demand for coal as a fuel source, the volume of our coal sales and price. Stricter regulations could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future.

For example, in order to meet the federal Clean Air Act limits for sulfur dioxide emissions from electric power plants, coal users may need to install scrubbers, use sulfur dioxide emission allowances (some of which they may purchase), blend high sulfur coal with low sulfur coal or switch to other fuels. Each option has limitations. Lower sulfur coal may be more costly to purchase on an energy basis than higher sulfur coal depending on mining and transportation costs. The cost of installing scrubbers is significant and emission allowances may become more expensive as their availability declines. Switching to other fuels may require expensive modification of existing plants. Because higher sulfur coal currently accounts for a significant portion of our sales, the extent to which power generators switch to low-sulfur fuel could materially affect us if we cannot offset the cost of sulfur removal by lowering the delivered costs of our higher sulfur coals on an energy equivalent basis.

Other new and proposed reductions in emissions of mercury, sulfur oxides, nitrogen oxides, particulate matter or greenhouse gases may require the installation of additional costly control technology or the implementation of other measures, including switching to other fuels. For example, the Environmental Protection Agency, on January 31, 2004, proposed regulations affecting 29 states and the District of Columbia that contribute to non-attainment of national ambient air quality standards and/or the eight hour standard for ozone in downwind states. In addition, the Environmental Protection Agency proposed several regulatory options for the control of mercury. Congress and several states are also now considering legislation to further control air emissions of multiple pollutants from electric generating facilities and other large emitters. If the proposed regulations are adopted or if new legislation is enacted, it will make it more costly to operate coal-fired plants and could make coal a less attractive fuel alternative to the planning and building of utility power plants in the future. To the extent that any new and proposed requirements affect our customers, this could adversely affect our operations and results.

We have significant reclamation and mine closure obligations. If the assumptions underlying our accruals are materially inaccurate, we could be required to expend greater amounts than anticipated.

The Surface Mining Control and Reclamation Act establishes operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of deep mining. We accrue for the costs of current mine disturbance and of final mine closure, including the cost of treating mine water discharge where necessary. Estimates of our total reclamation and mine-closing liabilities, which are based upon permit requirements and our experience, were $383 million at December 31, 2003. On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143 (SFAS 143) to account for the costs related to the closure of mines and gas wells and the reclamation of the land upon exhaustion of coal and gas reserves. This statement requires the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. As a result of this change in accounting principle, we recognized a gain of $5 million, net of a tax cost of $3 million. At the time of adoption, total assets, net of accumulated depreciation, increased approximately $59 million, and total liabilities increased approximately $51 million. These amounts recorded upon adoption are dependent upon a number of variables, including the estimated future retirement costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rates. Furthermore, these obligations are unfunded. If these accruals are insufficient or our liability in a particular year is greater than currently anticipated, our future operating results could be adversely affected.

Federal, state and local authorities extensively regulate our gas production activities.

The gas industry is subject to extensive legislation and regulation, which is under constant review for amendment or expansion. Any changes may affect, among other things, the pricing or marketing of gas production. State and local authorities regulate various aspects of gas drilling and production activities, including the drilling of wells (through permit and bonding requirements), the spacing of wells, the unitization or pooling of gas properties, environmental matters, safety standards, market sharing and well site restoration. If we fail to comply with statutes and regulations, we may be subject to substantial penalties, which would decrease our profitability.

Deregulation of the electric utility industry could have unanticipated effects on our industry.

Deregulation of the electric utility industry will enable purchasers of electricity to shop for the lowest cost suppliers. If our electric power generator customers become more sensitive to long-term price or quantity commitments in a more competitive environment, it may be more difficult for us to enter into long-term contracts and could subject our revenue stream to increased volatility which may adversely affect our profitability. Deregulation of the power industry may have other consequences for our industry, such as efforts to reduce coal prices, which may have a negative effect on our operating results.

The passage of legislation responsive to the Framework Convention on Global Climate Change or similar governmental initiatives could result in restrictions on coal use.

The United States and more than 160 other nations are signatories to the 1992 Framework Convention on Global Climate Change which is intended to limit or capture emissions of greenhouse gases, such as carbon dioxide. In December 1997, in Kyoto, Japan, the signatories to the convention established a potentially binding set of emissions targets for developed nations. Although the specific emissions targets vary from country to country, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. If the Kyoto Protocol or other comprehensive legislation focusing on greenhouse gas emissions is enacted by the United States, it could have the effect of restricting the use of coal. Other efforts to reduce emissions of greenhouse gases and federal initiatives to encourage the use of natural gas also may affect the use of coal as an energy source.

We are subject to the federal Clean Water Act and similar state laws which impose treatment, monitoring and reporting obligations.

The federal Clean Water Act and corresponding state laws affect coal mining operations by imposing restrictions on discharges into regulated waters. Permits requiring regular monitoring and compliance with effluent limitations and reporting requirements govern the discharge of pollutants into regulated waters. New requirements under the Clean Water Act and corresponding state laws could cause us to incur significant additional costs that adversely affect our operating results.

We have significant obligations for long-term employee benefits for which we accrue based upon assumptions which, if inaccurate, could result in us being required to expend greater amounts than anticipated.

We provide various long-term employee benefits to inactive and retired employees. We accrue amounts for these obligations. At December 31, 2003, the current and non-current portions of these obligations included:

•	post retirement medical and life insurance ($1.6 billion);

•	coal workers’ black lung benefits ($456 million); and

•	workers’ compensation ($316 million).

However, if our assumptions are inaccurate, we could be required to expend greater amounts than anticipated. These obligations are unfunded, except for coal workers’ black lung benefits, of which approximately 1% was funded at December 31, 2003. In addition, several states in which we operate consider changes in workers’ compensation laws from time to time. Such changes, if enacted, could increase our benefit expense.

If lump sum payments made to retiring salaried employees pursuant to our defined benefit pension plan exceed the total of the service cost and the interest cost in a plan year, we would need to make an adjustment to operating results equaling the unrecognized actuarial gain or loss resulting from each individual who received a lump sum payment in that year, which adjustment could materially reduce operating results.

Our defined benefit pension plan for salaried employees allows such employees to elect to receive a lump-sum distribution in lieu of annual payments when they retire from CONSOL. Statement of Financial Accounting Standard No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Terminations Benefits”, requires that if the lump-sum distributions made for a plan year, which for us is October 1 to September 30, exceed the total of the service cost and interest cost for the plan year, we would need to recognize for that year’s results of operations an adjustment equaling the unrecognized actuarial gain or loss resulting from each individual who received a lump sum in that year. If lump sum payments exceed the total of the service cost and the interest cost, the adjustment could materially reduce operating results.

New regulations have expanded the definition of black lung disease and generally made it easier for claimants to assert and prosecute claims, which could increase our exposure to black lung benefit liabilities.

In January 2001, the United States Department of Labor amended the regulations implementing the federal black lung laws to give greater weight to the opinion of a claimant’s treating physician, expand the definition of black lung disease and limit the amount of medical evidence that can be submitted by claimants and respondents. The amendments also alter administrative procedures for the adjudication of claims, which, according to the Department of Labor, results in streamlined procedures that are less formal, less adversarial and easier for participants to understand. These and other changes to the federal black lung regulations could significantly increase our exposure to black lung benefits liabilities.

In recent years, legislation on black lung reform has been introduced but not enacted in Congress. It is possible that this legislation will be reintroduced for consideration by Congress. If any of the proposals included in this or similar legislation is passed, the number of claimants who are awarded benefits could significantly increase. Any such changes in black lung legislation, if approved, may adversely effect our business, financial condition and results of operations.

Fairmont Supply Company, our subsidiary, is a co-defendant in various asbestos litigation cases which could result in making payments in the future that are material.

One of our subsidiaries, Fairmont Supply Company, which distributes industrial supplies, currently is named as a defendant in approximately 22,600 asbestos claims in state courts in Pennsylvania, Ohio, West Virginia, Maryland, New Jersey and Mississippi. Because a very small percentage of products manufactured by third parties and supplied by Fairmont in the past may have contained asbestos and many of the pending claims are part of mass complaints filed by hundreds of plaintiffs against a hundred or more defendants, it has been difficult for Fairmont to determine how many of the cases actually involve valid claims or plaintiffs who were actually exposed to asbestos-containing products supplied by Fairmont. In addition, while Fairmont may be entitled to indemnity or contribution in certain jurisdictions from manufacturers of identified products, the availability of such indemnity or contribution is unclear at this time and, in recent years, some of the manufacturers named as defendants in these actions have sought protection from these claims under bankruptcy laws. Fairmont has no insurance coverage with respect to these asbestos cases. To date, payments by Fairmont with respect to asbestos cases have not been material. However, payments in the future with respect to pending or future asbestos cases could be material to our financial position, results of operations or cash flows.

We have been informed by insurance companies that, unless provided with collateral, they no longer will issue surety bonds that we and other coal mining companies are required by law to obtain.

Various federal or state laws and regulations require us to obtain surety bonds or to provide other assurance of payment for certain of our long-term liabilities including mine closure or reclamation costs, workers’ compensation and other post employment benefits. We, along with other participants in the coal industry, have been informed by insurance companies that they no longer will provide surety bonds for workers’ compensation and other post employment benefits without collateral. We have satisfied our obligations under these statutes and regulations by providing letters of credit or other assurances of payment. However, letters of credit can be significantly more costly to us than surety bonds. The issuance of letters of credit under our bank credit facilities also reduces amounts that we can borrow under our bank credit facilities for other purposes.

We and certain of our officers are defendants in one or more purported class action lawsuits alleging the defendants issued false and misleading statements to the public that could result in our making substantial payments.

On October 21, 2003, a complaint was filed in the United States District Court for the Western District of Pennsylvania on behalf of Seth Moorhead against us, J. Brett Harvey and William J. Lyons. The complaint alleges, among other things, that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5

promulgated under the Exchange Act and that during the period between January 24, 2002 and July 18, 2002 the defendants issued false and misleading statements to the public that failed to disclose or misrepresented the following, among other things that: (a) we utilized an aggressive approach regarding our spot market sales by reserving 20% of our production to that market, and that by increasing our exposure to the spot market, we were subjecting ourself to increased risk and uncertainty as the price and demand for coal could be volatile; (b) we were experiencing difficulty selling the production that we had allocated to the spot market, and, nonetheless, we maintained our production levels which caused our coal inventory to increase; (c) our increasing coal inventory was causing our expenses to rise dramatically, thereby weakening our financial condition; and (d) based on the foregoing, defendants’ positive statements regarding our earnings and prospects were lacking in a reasonable basis at all times and therefore were materially false and misleading. The complaint asks the court to (1) award unspecified damages to plaintiff and (2) award plaintiff reasonable costs and expenses incurred in connection with this action, including counsel fees and expert fees. Two other class action complaints have purportedly been filed in the United States District Court for the Western District of Pennsylvania against us and certain officers and directors. We have not yet been served with either purported complaint. If we are not successful in defending one or more of these lawsuits we may have to make substantial payments to the plaintiffs.

Our rights plan may have anti-takeover effects that could prevent a change of control.

On December 19, 2003, we adopted a rights plan which, in certain circumstances, including a person or group acquiring, or the commencement of a tender or exchange offer that would result in a person or group acquiring, beneficial ownership of more than 15% of the outstanding shares of our common stock, would entitle each right holder to receive, upon exercise of the right, shares of our common stock having a value equal to twice the right exercise price. For example, at an exercise price of $80 per right, each right not otherwise voided would entitle our holders to purchase $160 worth of shares of our common stock for $80. Assuming that shares of our common stock had a per share value of $16 at such time, the holder of each right would be entitled to purchase ten shares of our common stock for $80, or a price of $8 per share, one half its then market price. This and other provisions of our rights plan could make it more difficult for a third party to acquire us, which could hinder stockholders’ ability to receive a premium for our stock over the prevailing market prices.

Our share price may decline due to shares eligible for future sale.

A total of 52,374,425 shares of our common stock are registered by the resale registration statement of which this prospectus is a part. This substantially exceeds the approximately 22 million shares held by stockholders other than RWE before September 23, 2003, the date that it initially sold shares in a private offering. Therefore, the number of shares potentially available for trading in the public markets has significantly increased since September 23, 2003. We cannot predict the effect, if any, that future sales of shares of our common stock, or the availability of such shares for sale, would have on the market price prevailing from time to time. Sales by holders of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. A reduction in the market price of our common stock could impair our ability to raise additional capital through future public offerings of our equity securities.

There is a limited market for our common stock.

There has been limited volume of our shares traded, averaging approximately 387,000 shares per day from January 2, 2003 through January 31, 2004. The limited liquidity for our stock could make it difficult for purchasers of our shares to resell them or adversely affect the price that can be obtained for the shares.

We are a holding company and conduct substantially all of our operations through subsidiaries. Our ability to service our debt and pay dividends to holders of our common stock will depend upon our receiving distributions or similar payments from our subsidiaries.

Because substantially all of our operations are conducted through subsidiaries, our cash flow and, therefore, our ability to service our debt and pay dividends to holders of our common stock primarily depends upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to our debt securities or to make any funds available to us for the payment of dividends or otherwise. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, will be contingent upon the earnings of our subsidiaries and subject to various business considerations.

We may not continue to pay dividends.

The declaration and payment of dividends by us is subject to the discretion of our board of directors and is under their continuing review. The payment of dividends also may be limited by the terms of additional financings. We may not pay dividends in the future.

FORWARD-LOOKING STATEMENTS

Some statements in this prospectus or any prospectus supplement, and the documents incorporated by reference in this prospectus or any prospectus supplement are known as “forward-looking statements,” as that term is used in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may relate to, among other things, future performance generally, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and competition.

When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face, including those set forth in the sections of this prospectus called “Risk Factors.” Those are representative of factors that could affect the outcome of the forward-looking statements. These and the other factors discussed elsewhere in this prospectus or any prospectus supplement and the documents incorporated by reference in them are not necessarily all of the important factors that could cause our results to differ materially from those expressed in our forward-looking statements. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update them.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock described in this prospectus.

SELLING STOCKHOLDERS

The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock. The term “selling stockholders” includes the holders listed below and the beneficial owners of the shares and their transferees, pledges, donees or other successors.

The information set forth in the following table is based upon information provided by each selling stockholder.

Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Common stock beneficially owned after the offering (1)
			Number	Percent of Class
Aaron Wolfson c/o Wolfson Group	15,000	15,000	—	—

Abraham Wolfson c/o Acta Realty	10,000	10,000	—	—

AIM Equity Funds on behalf of AIM Capital Development Fund	546,600	546,600	—	—

AIM Funds Group on behalf of AIM Small Cap Equity Fund	230,000	230,000	—	—

AIM Variable Insurance Funds on behalf of AIM VI Capital Development Fund	60,000	60,000	—	—

AIM Variable Insurance Funds, on behalf of AIM VI Small Cap Equity Fund	500	500	—	—

Alford Turman	550	550	—	—

Alice R. Hudspeth Regular	2,000	2,000	—	—

Alice Rainey Hudspeth, Trustee U/W/O, John Bradshaw Rainey Jr. Trust, Dated 12/05-1995	3,600	3,600	—	—

Alpha Q Trust	1,676	1,676	—	—

Alpha US Sub Fund I, LLC	23,123	23,123	—	—

Anchorwatch & Co.	3,700,000	3,700,000	—	—

Ann B. Wilson	1,800	1,800	—	—

Atlas Capital (Q.P.) L.P.	112,825	107,500	5,325	*

Atlas Capital Master Fund L.P.	338,500	322,500	16,000	*

Avast & Co.	911,600	617,000	294,600	*

Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Common stock beneficially owned after the offering (1)
			Number	Percent of Class
AXIA Offshore Partners Ltd	11,027	11,027	—	—

AXIA Partners LP	85,850	85,850	—	—

Balboa Fund LP	69,826	65,000	4,826	*

Balboa Fund LTD	91,434	85,000	6,434	*

Banzai Offshore Fund Ltd	124,095	124,095	—	—

Banzai Partners LP	85,000	85,000	—	—

Barnett & Co as Nominee for the Boston Partners All Cap Value Fund	1,580	1,580	—	—

Barnett & Co as Nominee for the Boston Partners Long Short Equity Fund	19,435	19,435	—	—

Barnett & Co.	12,000	5,000	7,000	*

Barnett L. Gershen	3,700	3,700	—	—

Bear Stearns Sec. Corp. custodian, Edward J. Nusrala, IRA	2,000	2,000	—	—

Bear Stearns Sec. Corp., Custodian: Emerson Partners	20,000	20,000	—	—

Bear Stearns Sec. Corp., Custodian: J. Steven Emerson	30,000	30,000	—	—

Bear Stearns Sec. Corp., Custodian: J. Steven Emerson IRA II	175,000	175,000	—	—

Bear Stearns Sec. Corp., Custodian: J. Steven Emerson ROTH IRA	75,000	75,000	—	—

Bell Jones & Quinlisk Profit Sharing Plan	930	930	—	—

Bill Ham	6,500	6,500	—	—

BJC Health Care Services-Master Custodial Trust	50,019	50,019	—	—

BJC Health Care Services-Pension Plan	21,421	21,421	—	—

Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Common stock beneficially owned after the offering (1)
			Number	Percent of Class
Bost & Co FBO Raytheon Master Pension	12,500	12,500	—	—

Boston Partners Offshore Fund, LTD	16,100	16,100	—	—

Boston & Co as nominee for GMI Master Pension Trust	52,400	52,400	—	—

Boston & Co as nominee for the Employee Retirement Income Plan Trust of Minnesota Mining & Manufacturing Co.	335,520	335,520	—	—

Boston Partners Long/Short Equity Fund II LP	3,300	3,300	—	—

Boston Partners Long/Short Equity Fund LP	3,800	3,800	—	—

Boston Provident Partners, LP	94,000	94,000	—	—

BP Institutional Partners LP	6,000	6,000	—	—

Bright Capital Long/Short Equity Partners	2,365	2,365	—	—

Brookstone Corporation ESP FBO Stephen J. Dishman	600	600	—	—

Canterbury/Westchester SMID Cap Value Fund	28,720	28,720	—	—

Capital Crossover Partners, L.P.	600,000	600,000	—	—

Capitalgest Sgr. Spa.	60,000	60,000	—	—

CastleRock Fund, Ltd	224,900	224,900	—	—

CastleRock Partners II, L.P.	22,100	22,100	—	—

CastleRock Partners, L.P.	398,700	398,700	—	—

Catequil Energy Overseas Partners Ltd	97,800	97,800	—	—

Catequil Energy Partners L.P.	52,200	52,200	—	—

Catequil Overseas Partners Ltd	370,865	370,865	—	—

Catequil Partners L.P.	179,135	179,135	—	—

Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Common stock beneficially owned after the offering (1)
			Number	Percent of Class
CCHS Retirement Plan	110,000	110,000	—	—

CEBT – Comingled Employee Benefit Trust – Capital Structure Arbitrage	11,190	11,190	—	—

Chana Sasha Foundation	16,500	16,500	—	—

Charles O. Requadt & Julie K. Requadt JTTEN	3,600	3,600	—	—

Charles Schwab & Co. Inc., custodian, Barnett L. Gershen IRA Rollover	1,400	1,400	—	—

Charles Schwab & Co., custodian, Edward P. Hansen IRA	700	700	—	—

Chelonia Fund LP	50,000	50,000	—	—

Chesed Congregation of America	180,000	180,000	—	—

Cheyne Value Fund LP	150,000	150,000	—	—

Childrens Medical Center	18,400	18,400	—	—

City of Austin Retirement System	95,000	95,000	—	—

City of Boston	4,053	4,053	—	—

Concho Group Ltd.	2,700	2,700	—	—

Continental Casualty Company	250,000	250,000	—	—

Cotran Investment Limited	200,000	200,000	—	—

Creve & Co.	13,000	13,000	—	—

Dacoma Investments, Ltd.	1,400	1,400	—	—

Dale McGleary	3,500	3,500	—	—

David A. Todd	2,400	2,400	—	—

David Eidelman & Rachel Eidelman JTWROS	3,500	3,500	—	—

Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Common stock beneficially owned after the offering (1)
			Number	Percent of Class
David Spolane & Marlene Spolane JTTEN	2,100	2,100	—	—

Deutsche Bank AG, London Branch	905,393	500,000	405,393	*

Dorothy R. Middleton	500	500	—	—

DSM PVM NV	115,000	115,000	—	—

Eli Levitin	8,500	8,500	—	—

Ell & Co as Nominee for Emerson Electric	55,700	55,700	—	—

Ell & Co as Nominee for Loyola Retirement	12,300	12,300	—	—

Ell & Co as Nominee for Loyola University Endowment	12,300	12,300	—	—

Ell & Co as Nominee for Producers/Writers Guild	20,600	20,600	—	—

Emily Todd & David A. Todd TTEES, Magnolia Charitable Trust U/A 10/1/98	2,600	2,600	—	—

Emory University	26,200	26,200	—	—

Euromobiliare Asset Management Sgr. Spa.	400,000	400,000	—	—

Excelsior Value & Restructuring Fund	924,900	900,000	24,900	*

Farallon Capital Institutional Partners II, L.P.	41,671	41,671	—	—

Farallon Capital Institutional Partners III, L.P.	45,835	45,835	—	—

Farallon Capital Institutional Partners, L.P.	333,346	333,346	—	—

Farallon Capital Offshore Investors, Inc.	837,527	837,527	—	—

Farallon Capital Partners, L.P.	362,511	362,511	—	—

FBR Ashton Limited Partnership (2)	423,001	244,401	178,600	*

FBR Opportunity Fund, LTD (2)	41,900	24,200	17,700	*

FBR Private Equity Fund LP (2)	30,000	30,000	—	—

Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Common stock beneficially owned after the offering (1)
			Number	Percent of Class
First Eagle Global Fund	660,000	85,000	575,000	*

First Security Bank Commingled Investment Fund for Qualified Employee Benefit Plans	53,600	53,600	—	—

Firstar Bank, Custodian, H.J. Foster, IRA #1	2,500	2,500	—	—

Firstar Bank, custodian, Joan G. Eastwood, IRA Rollover	500	500	—	—

Fleet Maritime, Inc.	9,418	8,260	1,158	*

Flossmoor Q Trust	1,115	1,115	—	—

Fountainhead Special Value Fund	40,000	40,000	—	—

Francis A. Bonanno	640	640	—	—

Frank Greek & Cathy Greek JT	5,000	5,000	—	—

Franklin Mutual Advisers, LLC (3)	2,417,300	2,350,000	67,300	*

Fred Kavli Personal Portfolio	20,310	20,310	—	—

Frederick R. Horstmann	10,000	10,000	—	—

Gardner Lewis Capital Appreciation Fund LP	101,500	101,500	—	—

Gardner Lewis Fund LP	70,700	70,700	—	—

General Mills Group Trust – Agreement of Trust Establishing General Mills Group Trust, dated as of June 1, 1999	28,000	28,000	—	—

General Motors Employes Global Group Pension Trust	5,418	5,418	—	—

General Motors Welfare Benefits Trust	15,953	15,953	—	—

Genesis Healthcare System Pension	2,168	2,168	—	—

George Andrew Jackson and Linda Kennedy Jackson, JTWROS	3,600	3,600	—	—

Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Common stock beneficially owned after the offering (1)
			Number	Percent of Class
George H. Welsh Revocable Living Trust DTD 8/1/90 – Trust B Joan M. Welsh, Co-TTEE	3,430	3,430	—	—

Gerald Wayne Broesche & Brook Anne Broesche	1,900	1,900	—	—

Giles W. Nolan Retirement Plan U/A DTD 09/09/96 Giles W. Nolan TTEE	370	370	—	—

GLG Global Aggressive Fund	200,000	200,000	—	—

GLG Global Macro Fund	200,000	200,000	—	—

GLG Investments IV plc – GLG Capital Appreciation (Distributing) Fund	60,000	60,000	—	—

GLG Investments plc – GLG Capital Appreciation Fund	40,000	40,000	—	—

GLG Market Neutral Fund	1,300,000	1,300,000	—	—

GLG North American Opportunity Fund	1,550,000	1,550,000	—	—

Global Natural Resources II	40,900	40,900	—	—

Global Natural Resources III	267,600	267,600	—	—

Global Natural Resources III, L.P.	16,100	16,100	—	—

Greg Kung	2,100	2,100	—	—

H.J. Foster and Aggie L. Foster trustees, H.J. Foster & Aggie L. Foster Trust, dated 02-17-1994	1,300	1,300	—	—

Hare & Co as Nominee for Brunswick Master Pension Trust	40,700	40,700	—	—

Hare & Co as Nominee for USC Endowment	39,600	39,600	—	—

Hartford Capital Appreciation Fund	1,628,700	1,628,700	—	—

Hartford Capital Appreciation Fund, Inc.	3,371,300	3,371,300	—	—

Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Common stock beneficially owned after the offering (1)
			Number	Percent of Class
Harvest Partners II LP	260,000	260,000	—	—

Hatfield Quality Meats	3,483	3,483	—	—

Highway Patrol Retirement System Retirement Plan	38,000	38,000	—	—

Hillel Weinberger	100,000	100,000	—	—

Houston Pilot Pension Plan & Trust	5,200	5,200	—	—

Hunter Global Investors Fund I L.P.	137,180	137,180	—	—

Hunter Global Investors Fund II L.P.	9,500	9,500	—	—

Hunter Global Investors Offshore Fund II Ltd.	34,580	34,580	—	—

Hunter Global Investors Offshore Fund Ltd.	198,740	198,740	—	—

IAT Reinsurance Company Ltd	79,300	79,300	—	—

Investors Bank & Trust Co., custodian, Louise E. Liszewski IRA	1,000	1,000	—	—

Investors of America LP	1,000,000	1,000,000	—	—

Irving Levin Living J. Trust Small Cap Value	1,186	1,186	—	—

J & S Black F.L.P.	3,500	3,500	—	—

J.C. Lewis 1974-GC Investment	4,400	4,400	—	—

J.C. Lewis T/U/W Investments	3,300	3,300	—	—

Jabon R. Dawson & Jacqueline Dawson JTTEN	500	500	—	—

Jack Barrish	10,000	10,000	—	—

Jeffry L. Lacy	800	800	—	—

Jennifer Horstmann	10,000	10,000	—	—

JMG Capital Partners, L.P.	368,350	368,350	—	—

Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Common stock beneficially owned after the offering (1)
			Number	Percent of Class
JMG Triton Offshore Fund LTD	368,350	368,350	—	—

Jody Irwin Separate Property	1,200	1,200	—	—

John C. Middleton Jr.	2,000	2,000	—	—

John M. Ryan	900	900	—	—

Judy J. Kennell	2,100	2,100	—	—

Katherine Colella	10,000	10,000	—	—

Kavli Foundation	31,540	31,540	—	—

Kevin J. Rainey	3,900	3,900	—	—

King Investment Advisors, Inc.	14,000	14,000	—	—

King Investment Advisors, Inc. Profit Sharing Plan	800	800	—	—

Krasny Trust, Small Cap Value	2,951	2,951	—	—

Kumar Enterprises Limited Partnership	560	560	—	—

Leon A. Kent & Mike Kent	2,100	2,100	—	—

Leonardo, L.P.	800,000	800,000	—	—

Lyxor	209,800	209,800	—	—

Mac & Co as Nominee for Verizon	232,600	232,600	—	—

Manitoba Public Insurance	47,000	47,000	—	—

Maria L. Vecchiotti	20,000	20,000	—	—

Marinecrew & Co.	351,500	165,500	186,000	*

Market Street Real Assets	70,600	36,000	34,600	*

Mary L.G. Theroux, Trustee, Mary L.G. Theroux Charitable Remainder Unitrust 05-14-1996	3,100	3,100	—	—

Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Common stock beneficially owned after the offering (1)
			Number	Percent of Class
Mary L.G. Theroux, Trustee, Mary L.G.Theroux Revocable Living Trust U/A 09-30-1968	3,500	3,500	—	—

Masonic Home of Virginia	3,242	3,242	—	—

MEMC Electronic Materials	7,868	7,868	—	—

Meta H. Lewis T/U/W Investments	2,600	2,600	—	—

Michael J. Mathile Revocable Living Trust DTD 10/03/96 Trustee Michael J. Mathile	2,180	2,180	—	—

Nextra Investment Management	300,000	300,000	—	—

Northwest Airlines	78,789	78,789	—	—

OZ Mac 13 Ltd.	12,595	10,990	1,605	*

OZ Master Fund, Ltd	468,773	406,000	62,773	*

OZF Credit Opportunities Master Fund II, Ltd	162,571	142,170	20,401	*

OZF Credit Opportunities Master Fund, Ltd	265,080	132,580	132,500	*

P/I Long Short Equity Hedged Fund	27,060	27,060	—	—

Paul T. Dell’Isola	25,000	25,000	—	—

Pennant Offshore Partners, Ltd.	291,700	291,700	—	—

Pennant Onshore Partners, L.P.	39,400	39,400	—	—

Pennant Onshore Qualified, L.P.	168,900	168,900	—	—

Pitt & Co as Nominee for Savannah Pension	22,800	22,800	—	—

Points West International Investments Ltd.	89,265	89,265	—	—

Portside Growth & Opportunity Fund	250,000	250,000	—	—

Premier Health Care Pension Plan	8,520	8,520	—	—

Prism Partners I, LP	125,000	125,000	—	—

Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Common stock beneficially owned after the offering (1)
			Number	Percent of Class
Prism Partners II Offshore Fund	125,000	125,000	—	—

Pruett Family Partnership, Ltd.	500	500	—	—

Public Service Co New Mexico	18,317	18,317	—	—

Quissett Investors (Bermuda) L.P.	158,500	158,500	—	—

Quissett Partners, L.P.	95,500	95,500	—	—

Raytheon Capital Appreciation Hedged Portfolio – Raytheon Master Pension Trust	178,300	178,300	—	—

Raytheon Combined DB/DC Master Trust	172,500	102,000	70,500	*

Raytheon DB/DC Capital Appreciation Hedged Portfolio – Raytheon Master Pension Trust	13,200	13,200	—	—

Raytheon Master Pension Trust	600,600	316,600	284,000	*

Raytheon Master Pension Trust DTD 05-17-00, Boston Safe & Trust Co. TTEE	153,740	153,740	—	—

Reefbend & Co.	304,900	105,500	199,500	*

Relish & Co.	78,500	35,200	43,300	*

Rene L. Drouin and Julie Drouin JTWROS	1,300	1,300	—	—

Rescueboat & Co.	3,700,000	3,700,000	—	—

Richard Feinberg	6,000	6,000	—	—

Richard Horstmann c/f Kimberly Horstmann UTMA – NJ	10,000	10,000	—	—

RNR, LLC	200,000	200,000	—	—

Robert H. Dunlap Irrevocable Trust # 101, dated 04-02-1987	1,800	1,800	—	—

Rockbay Capital Fund, LLC	10,300	10,300	—	—

Rockbay Capital Institutional Fund, LLC	128,400	128,400	—	—

Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Common stock beneficially owned after the offering (1)
			Number	Percent of Class
Rockbay Capital Offshore Fund, Ltd	261,300	261,300	—	—

Roger E. King	28,000	28,000	—	—

Ronald Clarke & Gwendoline D. Clarke JTWROS	1,700	1,700	—	—

Salomon Brothers Archer Investors L.P.	15,212	15,212	—	—

Salomon Brothers Archer Investors Ltd	34,788	34,788	—	—

Salomon Brothers Diversified Arbitrage Strategies Fund Ltd.	51,158	51,158	—	—

Salomon Brothers Enhanced Arbitrage Strategies Fund	11,271	11,271	—	—

Salomon Brothers Libra Strategies L.P.	15,353	15,353	—	—

Salomon Brothers Libra Strategies Ltd.	19,518	19,518	—	—

Salomon Brothers Market Neutral Arbitrage Fund L.P.	15,474	15,474	—	—

Salomon Brothers Qualified Investor Portfolios Multi-Strategy Arbitrage Portfolio	204,665	204,665	—	—

Salomon Smith Barney, custodian, Francis A. Bonanno, Jr. IRA	3,170	3,170	—	—

Salomon Smith Barney, custodian, Joseph E. Eavey IRA	330	330	—	—

Sam T. Searcy & Sharon M Searcy JTWROS	800	800	—	—

Santa Barbara Cottage Hospital Foundation	56,460	56,460	—	—

Santa Clara University Endowment Fund	25,360	25,360	—	—

Schar Holdings, Inc.	280,583	280,583	—	—

Scoggin Capital Management LP II	165,000	165,000	—	—

Scoggin-International Fund Ltd.	165,000	165,000	—	—

Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Common stock beneficially owned after the offering (1)
			Number	Percent of Class
Scripps Health Charitable Foundation Investment Portfolio	18,990	18,990	—	—

Scudder Flag Investors Equity Partners Fund	260,000	260,000	—	—

Scudder Flag Investors Value Builder Fund	490,000	490,000	—	—

Seneca Capital International, Ltd	922,000	922,000	—	—

Seneca Capital L.P.	677,000	677,000	—	—

Shirley P. Rabke	3,300	3,300	—	—

Shirley P. Rabke, Trustee, Rabke Family Trust, Dated 08-29-1986	2,500	2,500	—	—

Signature Systems, Inc.	350	350	—	—

Silver Capital Fund, LLC	280,583	280,583	—	—

Southern California Edison	53,800	53,800	—	—

Spindrift Investors (Bermuda) L.P.	510,900	510,900	—	—

Spindrift Partners, L.P.	519,200	519,200	—	—

SSR Energy & Natural Resources Hedge Fund, LLC	600,500	299,000	301,500	*

Steamboat & Co.	230,250	95,000	135,250	*

Steven Rothstein	5,000	5,000	—	—

Suellen B. Louis	810	810	—	—

Summerboat & Co as Nominee for University of Richmond Endowment	18,400	18,400	—	—

Sure Fire Investments Family Limited Partnership	270	270	—	—

Sutton Brook Capital Portfolio LP	750,000	750,000	—	—

Tadeusz Witkowicz Family Trust U/A/D 09/22/93 Tadeusz Witkowicz, TTEE	8,400	8,400	—	—

Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Common stock beneficially owned after the offering (1)
			Number	Percent of Class
The Alfred I. duPont Testamentary Trust DTD 02-25-1936 Hugh M. Durden, John S. Lord, Herbert H. Payton, John F. Porter III, W.T. Thompson III, W.L. Thornton, TTEES	230,220	230,220	—	—

The Cleveland Clinic Foundation	110,000	110,000	—	—

The Manhattan and Bronx Surface Transit Operating Authority	9,891	9,891	—	—

The McFarlan Home	2,500	2,500	—	—

The Nemours Foundation Pension Plan DTD 05/01/02 The Northern Trust Company, TTEE	14,570	14,570	—	—

The Oneida Tribe of Indians	11,400	11,400	—	—

Third Point Offfshore Fund Ltd.	937,425	937,425	—	—

Third Point Partners, LP	554,415	554,415	—	—

Thompson & Murff Investments, LP Limited Partnership	27,000	27,000	—	—

Tinicum Partners, L.P.	16,665	16,665	—	—

Trenton Capital (QP), Ltd.	61,100	61,100	—	—

Trenton Capital, Ltd.	13,900	13,900	—	—

Trident Selections	151,500	151,500	—	—

Trident Selections, L.P.	3,000	3,000	—	—

Tugboat & Co. c/o Jennison Utility Fund	1,580,000	1,580,000	—	—

United Capital Management, Inc.	250,000	250,000	—	—

Univar USA Inc.	3,365	3,365	—	—

University of Cincinnati	34,200	34,200	—	—

University of Nebraska	25,000	25,000	—	—

Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Common stock beneficially owned after the offering (1)
			Number	Percent of Class
University of Nebraska #2	5,700	5,700	—	—

Upnorth Investments, Ltd.	11,550	11,550	—	—

US Bank for benefit of Sisters of St. Joseph of Carondelet, St. Paul Province	10,500	10,500	—	—

US Bank NA FBO Heartland Value Fund	1,000,000	1,000,000	—	—

US Bank NA FBO Heartland Value Plus Fund	200,000	200,000	—	—

Vanguard Energy Fund	1,073,600	1,073,600	—	—

Verizon Master Trust	182,600	182,600	—	—

Victoire Finance et Gestion BO	56,116	56,116	—	—

Voluntary Employees Beneficiary Association for General Mills and Bakery, Confectionary, Tobacco and Grain Millers (AFL-CIO) Health and Welfare Plan – Amended and Restated Trust Agreement, dated as of June 19, 1990 (4)	7,600	7,600	—	—

Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Energy Portfolio – Amended and Restated Plan and Declaration of Trust, dated June 15, 1999 (5)	37,000	37,000	—	—

Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Energy Portfolio – Amended and Restated Plan and Declaration of Trust, dated October 11, 1995 (6)	269,400	269,400	—	—

William Blair Value Discovery Fund	120,551	120,551	—	—

Williams & Connolly	4,322	4,322	—	—

Wray & Todd Interests, Ltd.	12,800	12,800	—	—

Wylie R. Barrow, Jr and Rosalind K. Barrows, JTWROS	1,500	1,500	—	—

Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Common stock beneficially owned after the offering (1)
			Number	Percent of Class
Wynnefield Small Cap Value Offshore Fund, Ltd.	200,000	30,000	170,000	*

Yaupon Fund LTD	18,680	18,680	—	—

Yaupon Partners II, LP	6,140	6,140	—	—

Yaupon Partners, LP	148,120	148,120	—	—

York Capital Management L.P.	88,000	88,000	—	—

York Distressed Opportunities Fund, L.P.	107,000	107,000	—	—

York Global Value Partners, L.P.	13,000	13,000	—	—

York Investment Limited	186,000	186,000	—	—

York Offshore Investors Unit Trust	106,000	106,000	—	—

ZWD Investments, LLC	920,000	920,000	—	—

(1)	These shares were purchased in transactions not requiring registration and may or may not be sold in conjunction with the offering of shares under this registration statement.

(2)	FBR Ashton Limited Partnership, FBR Opportunity Fund, LTD and FBR Private Equity Fund LP are affiliates of Friedman, Billings, Ramsey & Co., Inc. On September 23, 2003 and September 24, 2003, FBR acted as placement agent in connection with the sale of 11,000,000 primary shares of our common stock and, concurrently, on behalf of RWE Power AG, the sale of 14,100,000 shares of our common stock, in each case pursuant to a placement agent agreement, dated September 18, 2003, by and among us, RWE Power AG and FBR, which provided for a cash fee of $0.50 per share sold to be paid to FBR. In connection with the placement, we agreed to increase by one the number of directors on our board of directors and to cause the appointment of a nominee selected by FBR. On October 9, 2003, FBR acted as placement agent in connection with the sale of 27,274,425 shares of our common stock on behalf of RWE Power AG pursuant to a placement agreement, dated October 2, 2003, by and among us, RWE Power AG and FBR, which provided for a cash fee of $0.50 per share sold to be paid to FBR. In February, 2004, FBR acted as placement agent in connection with the sale of 16,622,932 shares of our common stock on behalf of RWE Power AG pursuant to a placement agreement, dated February 12, 2004, by and among us, RWE Power AG and FBR, which provided for a cash fee of $0.50 per share sold to be paid to FBR.

(3)

Represents shares beneficially owned by advisory clients of Franklin Mutual Advisers, LLC: 938,100 shares beneficially owned by Mutual Qualified Fund; 1,187,100 shares beneficially owned by Mutual Beacon Fund; 45,200 shares beneficially owned by Mutual Beacon Fund (Canada); and 179,600 shares beneficially owned by Franklin Mutual Beacon Fund. Pursuant to advisory contracts with its clients, Franklin Mutual Advisers, LLC has voting and investment discretion over these securities beneficially owned by its clients. Franklin Mutual Advisers, LLC disclaims beneficial ownership of the shares owned by its advisory clients.

(4)	Wellington Management Company, LLP is the investment manager of the Voluntary Employees Beneficiary Association for General Mills and Bakery, Confectionary, Tobacco and Grain Mullers (AFL-CIO) Health and Welfare Plan and has dispositive power over the shares. The nominee name for Voluntary Employees Beneficiary Association for General Mills and Bakery, Confectionary, Tobacco and Grain Mullers (AFL-CIO) Health and Welfare Plan is Bost & Co.

(5)	Wellington Management Company, LLP is the investment manager of the Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Energy Portfolio and has dispositive power over the shares. The nominee name for Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Energy Portfolio is Finwell & Co.

(6)	Wellington Management Company, LLP is the investment manager of the Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Energy Portfolio and has dispositive power over the shares. The nominee name for Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Energy Portfolio is Landwave & Co.

*	Selling stockholder owns less than one percent of our common stock.

PLAN OF DISTRIBUTION

Pursuant to a Registration Rights Agreement, dated as of September 23, 2003, by and among us and Friedman, Billings, Ramsey & Co., Inc. (FBR), for the benefit of purchasers of our common stock in certain private placements in which FBR acted as placement agent, the registration statement of which this prospectus forms a part was filed with the Securities and Exchange Commission covering the sale of the shares by the selling stockholders. We have agreed to keep effective the registration statement until the earlier of two years following the effective date of the registration statement and the time when all of the shares of common stock registered by this registration statement thereunder have been sold under the registration statement or otherwise cease to be registrable shares (as defined in the registration rights agreement). We will be permitted to suspend the use of this prospectus (which is a part of the registration statement) in connection with the sale of the shares by holders during certain time periods under certain circumstances relating to pending corporate developments and public filings with the Securities and Exchange Commission and similar events.

We will not receive any of the proceeds of the offering of the shares by the selling stockholders. The selling stockholders may sell their shares in transactions (which may include block transactions and underwritten offerings):

(1)	on any exchange or market on which the securities are listed or quoted;

(2)	in negotiated transactions; or

(3)	through a combination of methods of sale.

These sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The selling stockholders may sell the shares (1) directly to purchasers; (2) through broker-dealers acting as agents for the selling stockholders; or (3) to broker-dealers who may purchase shares as principals and thereafter sell the shares as described above. In connection with the sale of common stock, the selling stockholders may enter into hedging transactions with broker dealers, which may in turn engage in short sales of common stock in the course of hedging the positions they assume. The selling stockholders also may sell the common stock offered hereby short and deliver the common stock to close out those short positions, or loan or pledge the common stock to broker dealers that in turn may sell the securities. In effecting sales, broker-dealers engaged by selling stockholders may arrange for other broker-dealers to participate. Broker-dealers may receive compensation in the form of discounts, placement fees, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom the broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed “underwriters” within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed, and any profits received on the resale of the shares offered hereby and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. To the extent required, a prospectus supplement with respect to the common stock will set forth the terms of the offering, including the names of any underwriters, dealers or agents, the number of shares of common stock to be sold, the price of the common stock, any underwriting discounts, placement fees or other items constituting underwriters’ compensation.

Pursuant to the registration rights agreement, described above we have agreed to pay all expenses incident to the offer and sale of the shares offered by the selling stockholders, except that the selling stockholders will pay all brokers’ or underwriters’ discounts and commissions, transfer taxes, and fees and disbursements of any counsel to the selling stockholders, if any. We and the selling stockholders are obligated to indemnify each other against certain liabilities arising under the Securities Act.

Our common stock is listed on the New York Stock Exchange under the symbol “CNX”.

To comply with the securities laws of certain states, if applicable, the shares offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the shares may be limited in its ability to engage in market activities with respect to such shares. In addition and without limiting the foregoing, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchase and sales of any of the shares by the selling stockholders. This may affect the marketability of the shares.

LEGAL MATTERS

The validity of the common stock that is being offered pursuant to this prospectus will be passed upon by Piper Rudnick LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2002 and for the year ended December 31, 2002, incorporated in this prospectus by reference to the Annual Report on Form 10-K, as amended, for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of CONSOL Energy Inc. incorporated in this prospectus by reference from CONSOL Energy Inc.’s Annual Report (Form 10-K) at December 31, 2001 and June 30, 2001, and for the periods of six months ended December 31, 2001 and the twelve months ended June 30, 2001 and 2000 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial information included or incorporated by reference in this prospectus from our Annual Report on Form 10-K, as amended, for the year ended December 31, 2002, relating to our total gas supply and our owned gas reserves of Pocahontas Gas Partnership, is derived from reserve reports prepared or reviewed by Ralph E. Davis Associates, Inc. The financial information included or incorporated by reference in this prospectus from our Annual Report on Form 10-K, as amended, for the year ended December 31, 2002, relating to the estimates of reserves from our oil and gas reserves, is derived from reserve reports prepared or reviewed by Data and Consulting Services, a division of Schlumberger. This information is included or incorporated by reference in this prospectus in reliance upon these firms as experts in matters contained in the reports.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that Act, file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be inspected and copies of these materials may be obtained upon payment of fees at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, we are required to file electronic versions of these materials with the Commission through the Commission’s Electronic and Data Gathering, Analysis and Retrieval system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Our common stock is listed on the New York Stock Exchange, and reports and other information concerning us may be inspected at the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below and any filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which is incorporated by reference in this prospectus modifies or supersedes that statement. A statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus.

Copies of the registration statement, including all exhibits to it, may be obtained from the Commission’s principal office in Washington, D.C. upon the payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above. Copies of these materials may also be obtained from the EDGAR database.

The following documents filed by us with the Commission pursuant to the Exchange Act are incorporated by reference herein:

1.	Our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2002, filed March 21, 2003 (file no. 001-14901);

2.	Our Current Report on Form 8-K, filed on February 17, 2004 (file no. 001-14901);

3.	Our Current Report on Form 8-K, filed on February 9, 2004 (file no. 001-14901);

4.	Our Current Report on Form 8-K, filed on January 22, 2004 (file no. 001-14901);

5.	Our Current Report on Form 8-K, filed on January 22, 2004 (file no. 001-14901);

6.	Our Current Report on Form 8-K, filed on December 22, 2003 (file no. 001-14901);

7.	Our Current Report on Form 8-K, filed on November 10, 2003, (file no. 001-14901);

8.	Our Current Report on Form 8-K, filed on October 15, 2003 (file no. 001-14901);

9.	Our Current Report on Form 8-K, filed on October 3, 2003 (file no. 001-14901);

10.	Our Current Report on Form 8-K, filed on September 24, 2003 (file no. 001-14901);

11.	Our Current Report on Form 8-K, filed on September 18, 2003 (file no. 001-14901);

12.	Our Current Report on Form 8-K, filed on September 17, 2003 (file no. 001-14901);

13.	Our Quarterly Report on Form 10-Q, as amended, for the quarter ended September 30, 2003, filed November 19, 2003 (file no. 001-14901);

14.	Our Quarterly Report on Form 10-Q, as amended, for the quarter ended June 30, 2003, filed August 13, 2003 (file no. 001-14901);

15.	Our Quarterly Report on Form 10-Q, as amended, for the quarter ended March 31, 2003, filed May 9, 2003 (file no. 001-14901); and

16.	The description of the common stock contained in our Registration Statement on Form 8-A, filed March 24, 1999 (file no. 001-14901).

We will provide to each person to whom a copy of this prospectus is delivered, upon the written or oral request of such person, without charge, a copy of any or all of the documents that are incorporated herein by reference. Requests should be directed to: CONSOL Energy Inc. 1800 Washington Road, Pittsburgh, PA 15241-1421, Attention: General Counsel.

CONSOL ENERGY INC.

PROSPECTUS

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be incurred by us in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions.

Securities and Exchange Commission Registration Fee	$121,686

Legal Fees and Expenses	25,000

Accounting Fees and Expenses	25,000

Miscellaneous	1,000

Total	$172,686

Item 15.	Indemnification of Directors and Officers.

Limitation of Liability and Indemnification Matters

As permitted by applicable provisions of the Delaware General Corporation Law, the Restated Certificate of Incorporation contains a provision eliminating, to the fullest extent permitted by the Delaware General Corporation Law as it exists or may in the future be amended, the liability of a director to CONSOL Energy and its stockholders for monetary damages for breaches of fiduciary duty as a director except for:

•	any breach of the director’s duty of loyalty to CONSOL Energy or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

•	payment of dividends, stock purchases or redemptions that violate the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

CONSOL Energy’s By-laws also provide that any present or prior director, officer, employee or agent of CONSOL Energy shall be indemnified by CONSOL Energy as of right to the full extent permitted by the Delaware General Corporation Law against any liability, cost or expense asserted against and incurred by such person by reason of his serving in such capacity. This right to indemnification includes the right to be paid the expenses incurred in defending any action, suit or proceeding in advance of its final disposition.

CONSOL Energy maintains insurance coverage for claims against directors, officers, and employees for certain liabilities, including, with respect to employees, for alleged violations of federal and state securities laws and regulations.

CONSOL Energy has also entered into agreements that provide for the indemnification by CONSOL Energy of its directors, their executors, administrators or assigns for damages and expenses in connection with a threatened, pending or completed claim, action, or proceeding, whether brought by or in the right of CONSOL Energy or by a third party or otherwise and whether of a civil, criminal, administrative or investigative nature, in which the director may be or may have been involved as a party or otherwise, by reason of the fact that the director is or was a director or officer of CONSOL Energy, by reason of any actual or alleged error or misstatement or misleading statement or omission made or suffered by the director, by reason of any action taken by or any inaction on the part of the director while acting as such director or officer, or by reason of the fact that the director was serving at the request of CONSOL Energy as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, provided that a director acted in good faith and in a manner, which the director reasonably believed to be in or not opposed to the best interests of CONSOL Energy, and, in the case of a criminal proceeding, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

Item 16.	Exhibits

Exhibit No.	Description
4.1*	Specimen Common Stock Certificate
5.1	Opinion of Piper Rudnick LLP
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2	Consent of Ernst & Young LLP, Independent Auditors
23.3	Consent of Piper Rudnick LLP (included in Exhibit 5.1)
23.4	Consent of Ralph E. Davis Associates, Inc., Independent Petroleum Engineers
23.5	Consent of Data and Consulting Services, a division of Schlumberger, Independent Petroleum Engineers
24.1	Powers of Attorney (included on signature page)

*	Incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Registration Statement Form S-1 (Registration No. 333-68987) filed on March 24, 1999.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the

Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price, set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pittsburgh, Pennsylvania on February 17, 2004.

CONSOL ENERGY INC.

By:	/s/ J. Brett Harvey
J. Brett Harvey, President and Chief Executive Officer

KNOW BY ALL MEN BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints J. Brett Harvey and Stephen E. Williams, and each of them acting singly, as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, to act, without the other, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, including any subsequent registration statement for the same offering that may be filed under Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, their substitute may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

* J. Brett Harvey	President and Chief Executive Officer and Director (Principal Executive Officer)	February 17, 2004

* William J. Lyons	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 17, 2004

* John L. Whitmire	Chairman of the Board of Directors	February 17, 2004

/s/ James E. Altmeyer, Sr. James E. Altmeyer, Sr.	Director	February 17, 2004

* Philip W. Baxter	Director	February 17, 2004

* Berthold Bonekamp	Director	February 17, 2004

/s/ William E. Davis William E. Davis		Director	February 17, 2004

* Patricia A. Hammick		Director	February 17, 2004

/s/ William P. Powell William P. Powell		Director	February 17, 2004

/s/ Joseph T. Williams Joseph T. Williams		Director	February 17, 2004

* Rolf Zimmermann

* By:	/s/ Stephen E. Williams Stephen E. Williams, Attorney-in-Fact

Exhibit Index

Exhibit No.	Description
4.1*	Specimen Common Stock Certificate

5.1	Opinion of Piper Rudnick LLP

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants

23.2	Consent of Ernst & Young LLP, Independent Auditors

23.3	Consent of Piper Rudnick LLP (included in Exhibit 5.1)

23.4	Consent of Ralph E. Davis Associates, Inc., Independent Petroleum Engineers

23.5	Consent of Data and Consulting Services, a division of Schlumberger, Independent Petroleum Engineers

24.1	Powers of Attorney (included on signature page)

*	Incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Registration Statement Form S-1 (Registration No. 333-68987) filed on March 24, 1999.